EXHIBIT 99

March 29, 2002

Securities and Exchange Commission

Washington, D.C.

Arthur Andersen LLP ("Andersen") has represented to Moto Photo, Inc. ("the Company") that Andersen's audit of the Company's consolidated financial statements as of December 31, 2001 and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

/s/ Joan Drake Durham

Joan Drake Durham

Corporate Counsel and Secretary